UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 12b-25

                  COMMISSON FILE NUMBER: 000-27373


NOTIFICATION OF LATE FILING
(Check One): [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB For Period Ended: JUNE 30, 2001

[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Full Name of Registrant: ISA INTERNATIONALE, INC.
Former Name if Applicable: none
Address of Principal Executive Office (Street and Number): 1306 Rice Street City, State and Zip Code: St. Paul, MN 55117
Telephone number: (952) 736-0619

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth.
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is undergoing complete financial and ownership reorganization. The Company's certifying accounting firm of Stirtz, Bernards, Boyden, Surdel & Larter of Edina, MN needs additional time beyond August 15, 2001 to complete their review. The Company believes it can complete the 10-QSB filing for Second Quarter 2001 to meet the new extended deadline of August 20, 2001.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of contact person in regard to this notification:
      Bernard L. Brodkorb, Jr.       612         414-6665
             (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [x] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has ceased all retail operations subject to the completion of the financial reorganization of the Company and settlement arrangements with its creditors. Its Board of Directors and one officer are administering the Company. Currently, the Company or its subsidiary employ no persons.

ISA INTERNATIONALE, INC.
(Name of Registrant)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 15, 2001
By:

/s/Bernard L. Brodkorb, Jr.
President and Chief Financial Officer
ISA Internationale, Inc.
P.O. Box 211023
Eagan, MN 55121-2423